As filed on February 26, 1999

                                                                File No. 70-9341

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
               --------------------------------------------------

                             PRE-EFFECTIVE AMENDMENT
                                      NO. 3
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                              Denver, CO 80202-5534

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
              ----------------------------------------------------

                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
              ----------------------------------------------------

                          Teresa S. Madden, Controller
                           New Century Energies, Inc.
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:
--------------------------------------------------------------------------------

William M. Dudley, Esq.                           William T. Baker, Jr., Esq.
New Century Services, Inc.                        Thelen Reid & Priest LLP
1225 Seventeenth Street                           40 West 57th Street
Denver, Colorado  80202-5534                      New York, New York  10019-4097
--------------------------------------------------------------------------------

     New    Century     Energies,     Inc.    ("NCE")    hereby    amends    its
Application/Declaration on Form U-1, docketed in File No. 70-9341, as previously amended by Pre-Effective Amendment Nos. 1 and 2, as follows:

1. By replacing the Debt as % of Capitalization table in Item 3.B.2.b.i. (Debt/equity ratios) with the following:

                                                                      (12/31/98
Debt as % of Capitalization    1995       1996       1997     9/30/98  for CLFP)
---------------------------    ----       ----       ----     -------

     PSCo                       51%        51%       50%*       52%
     SPS                        42%        49%        49%       47%
     CLFP                     61.8%      63.8%      68.5%     67.1%

         *        Restated to eliminate effect of U.K. Windfall Tax.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Pre-Effective Amendment No. 3 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     NEW CENTURY ENERGIES, INC.



                                           By  /s/ Richard C. Kelly
                                             ----------------------------------
                                           Name:    Richard C. Kelly
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer of
                                                    New Century Energies, Inc.


Date: February 26, 1999



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